UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14F-1/A
INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
(Amendment No. 1)

DATASCOPE CORP.
(Exact name of registrant as specified in its charter)
0-6516

(Commission File Number)

Delaware	13-2529596

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
14 Philips Parkway
Montvale, New Jersey 07645-9998

(Address of principal executive offices and zip code)
(201) 391-8100

(Registrant’s telephone number, including area code):

DATASCOPE CORP.
14 Philips Parkway
Montvale, New Jersey 07645
(201) 391-8100
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
AMENDMENT ON SCHEDULE 14F-1/A
     This Amendment No. 1 on Schedule 14F-1/A (this “First Amendment”) amends the Schedule 14F-1 originally filed by Datascope Corp. (“Datascope” or the “Company”) with the Securities and Exchange Commission on October 24, 2008 (the “Original Schedule 14F-1”) with respect to certain information regarding the compensation of Lawrence Saper, the Company’s Chairman of the Board of Directors and Chief Executive Officer, and the Company’s directors. Except as otherwise indicated, the information set forth in the Original Schedule 14F-1 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 14F-1.
     You are urged to read this First Amendment carefully. You are not, however, required to take any action in connection with this First Amendment. We are not soliciting proxies in connection with the items described in this First Amendment.
Payments to the Chief Executive Officer
     Datascope, Getinge AB (“Getinge”) and Mr. Saper entered into an agreement on December 31, 2008 (the “Agreement and Release”), which continues Mr. Saper’s employment under his amended and restated employment agreement, dated as of December 31, 2008 (the “Amended Agreement”), through the consummation of the Merger. The Agreement and Release provides that, upon the consummation of the Merger, Mr. Saper will receive a lump sum payment of $26,475,000 (the “Payment”) in satisfaction of all of Datascope’s obligations to Mr. Saper, other than with respect to certain items, including those described hereafter. The Agreement and Release also provides that Mr. Saper is entitled to receive a pro-rata portion of his target bonus for the year in which the Merger is consummated, based on the number of days that have elapsed during such year through the consummation of the Merger. Following the consummation of the Merger, Mr. Saper will continue to be entitled to his retirement benefits under the Company’s 401(k) savings plan and tax-qualified defined benefit pension plan and Mr. Saper and his spouse will also be entitled to receive under the Agreement and Release the same post-termination health and medical benefits that they are entitled to receive under the Amended Agreement. Mr. Saper’s rights to indemnification under Datascope’s bylaws, certificate of incorporation and other organizational documents, his indemnification agreement with Datascope, dated as of August 26, 2003, and Section 5.8 of the Merger Agreement will also continue following the consummation of the Merger. Mr. Saper will also continue to be entitled to coverage under Datascope’s officers’ and directors’ liability insurance policy, as provided under Section 5.8 of the Merger Agreement. Mr. Saper’s receipt of the Payment is subject to his execution of a release of claims in favor of Datascope relating to his employment with Datascope. Getinge has guaranteed the payment of Datascope’s obligations under the Agreement and Release.
Non-Employee Director Compensation
     The first two paragraphs of the section titled “Non-Employee Director Compensation” in the Original Schedule 14F-1 are hereby amended and restated in its entirety as follows:
     Datascope’s current non-employee director compensation program became effective on July 1, 2006. Effective January 1, 2007, the annual retainer for each non-employee director of Datascope was increased to $25,000. Payment of the annual cash retainer occurs on the tenth business day after the end of the calendar year in which such fee was earned. A director may elect to receive deferred shares or restricted shares pursuant to the 2005 Equity Incentive Plan in lieu of the annual cash retainer, and such deferred or restricted shares are granted on January 1 of the calendar year in which the retainer fee is earned. The first awards pursuant to such elections were granted on January 1, 2007 in lieu of annual retainer fees for the 2007 calendar year. If elected, deferred shares vest pro-rata on a daily basis over the 365 day period following the grant date, becoming fully vested on the first anniversary of the grant date, and are paid either on the first business day on or after an anniversary of the grant date or on the first business day of the calendar year following the director’s termination of service as a director, at the election of the director. Restricted shares vest in monthly installments over the twelve-month period following the grant date, becoming fully vested on the first anniversary of the grant date.
     Beginning January 1, 2007, each non-employee director also receives an equity grant on January 1 of each calendar year equal to the number of deferred shares or restricted shares, at the director’s election, that could have been purchased with $70,000 based on the fair market value of a share of Datascope common stock on the grant date. Each such grant of deferred shares or restricted shares will vest on the one year anniversary of the grant date or, if earlier, upon a change in control of Datascope, or the retirement, death or disability of the director. If elected, deferred shares are paid either on the first business day on or after an anniversary of the grant date or on the first business day of the calendar year following the director’s termination of service as a director, at the election of the director.